Results of July 1, 1999
( Unaudited )

An annual meeting of shareholders of the fund was held on July 1, 1999. At the meeting, each of the nominees for Trustees was elected, as follows:

A proposal of the Agreement and Plan of Reorganization providing for the sale of all of the assets of Putnam High Quality Bond Fund (the "Fund") to Putnam American Government Income Fund ("the American Government Fund") in exchange for shares of the American Government Fund and the assumption by the American Government Fund of all of the liabilities of the Fund, and the distribution of such shares to the shareholders of the Fund in liquidation of the Fund was approved as follows 25,601,154.352 votes for, and 1,218,384.500 votes against, with 1,513,642.667 abstentions.